Exhibit(h)(6)(r)

EXPENSE LIMITATION AGREEMENT

This agreement (“Agreement”) is entered into as of May 1, 2005 by and among Forward Management, LLC (“Forward”) and Forward Funds, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Exhibit A attached hereto (the “Funds”).

WHEREAS, Forward serves as the investment adviser to all of the Funds listed on Exhibit A; and

WHEREAS, Forward and the Trust desire to enter into this Agreement to limit the expenses of the Funds for the term set forth herein;

NOW, THEREFORE, in consideration of the mutual terms and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Fee Waiver and Reimbursement of Expenses. Until the dates set forth on Exhibit A, Forward will waive all or a portion of its advisory fees with respect to the Funds or reimburse or assume expenses of the Funds, as the case may be, to the extent that the Total Annual Operating Expenses of a class of a Fund, expressed as a percentage of average daily net assets, exceed the expense caps set forth on Exhibit A, such that such expense levels are not exceeded. Forward will not have any right to recover from the Funds any amount so waived, reimbursed or assumed. Forward shall have discretion regarding whether expenses will be reimbursed or assumed, on the one hand, or fees will be waived, on the other hand, to meet the expense caps set forth on Exhibit A.

Section 2. Amendments to and Term of Agreement. The parties hereto agree to review the then-current expense limitations for each class of each Fund on a date prior to the termination date listed on Exhibit A to determine whether such limitations should be amended, continued or terminated. Exhibit A may be amended, from time to time, to reflect a new rate or new date which the parties hereto agree in writing to be bound.

Section 3. Notice. Any notice under this Agreement shall be given in writing addressed and delivered or mailed postage prepaid to the other party to this Agreement at its principal place of business.

Section 4. Governing Law. To the extent that state law has not been preempted by the provisions of any law of the United States heretofore or hereafter enacted, as the same may be amended from time to time, this Agreement shall be administered, construed and enforced according to the laws of the state of Delaware.

EXHIBIT A

TO EXPENSE AGREEMENT

Fund	Class	Expense Cap		Termination Date
Forward Emerald Growth Fund	Class A Class C	2.25 2.90	% %	June 30, 2007 June 30, 2007
Forward Emerald Banking and Finance Fund	Class A Class C	2.35 3.00	% %	June 30, 2007 June 30, 2007
Forward Emerald Technology Fund	Class A Class C	2.90 3.40	% %	June 30, 2007 June 30, 2007

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement as of the date first above written.

FORWARD FUNDS on behalf of each Fund listed on Exhibit A attached hereto

/s/ J. ALAN REID, JR.
By:	J Alan Reid, Jr.
Title:	President

FORWARD MANAGEMENT, LLC

/s/ JEREMY W. DEEMS
By:	Jeremy W. Deems
Title:	CFO